EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE NINE MONTHS ENDED

                            September, 1998 AND 1997

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                 September 30,   December 31,
                                                      1998           1997
                                                  (Unaudited)       (Note)
Assets
  Cash and cash equivalents                      $   2,013      $   1,439
  Receivables and deposits                           1,947          1,241
  Restricted escrows                                   560            798
  Other assets                                       1,292          1,550

  Investment properties:
   Land                                              9,237         10,217
   Building and related personal property           94,549         97,598
                                                   103,786        107,815
   Less accumulated depreciation                   (75,922)       (75,746)
                                                    27,864         32,069

                                                 $  33,676      $  37,097

Liabilities and Partners' Deficit
Liabilities
  Accounts payable                               $     361      $     426
  Tenant security deposit liabilities                  580            620
  Accrued property taxes                               907            116
  Other liabilities                                    474            513
  Mortgage notes                                    22,926         23,133
  Master loan and interest payable                 310,870        289,783
                                                   336,118        314,591
Partners' Deficit
  General partner                                   (3,024)        (2,775)
  Limited partners                                (299,418)      (274,719)
                                                  (302,442)      (277,494)

                                                 $  33,676      $  37,097

Note:The balance sheet at December 31, 1997, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements

b)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)




                                        Three Months Ended   Nine Months Ended
                                           September 30,       September 30,
                                          1998      1997      1998      1997
Revenues:
  Rental income                         $  4,943  $  4,730  $ 14,795  $ 14,099
  Interest income                             45        31       138        91
  Other income                               382       277     1,048       871
  Gain on sale of property                    --        --       523        --
       Total revenues                      5,370     5,038    16,504    15,061

Expenses:
  Operating                                2,550     2,956     7,451     8,150
  General and administrative                 133       158       455       685
  Depreciation                             1,312     1,325     3,950     3,873
  Property taxes                             310       320       954       962
  Interest                                 9,449     8,614    28,615    25,935
       Total expenses                     13,754    13,373    41,425    39,605

Net loss                                $ (8,384) $ (8,335) $(24,921) $(24,544)

Net loss allocated
   to general partner (1%)              $    (84) $    (83) $   (249) $   (245)
Net loss allocated
   to limited partners (99%)              (8,300)   (8,252)  (24,672)  (24,299)

                                        $ (8,384) $ (8,335) $(24,921) $(24,544)

          See Accompanying Notes to Consolidated Financial Statements


c)
                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)

             For the Nine Months Ended September 30, 1998 and 1997
                                (in thousands)



                                       General         Limited
                                       Partners       Partners        Total

Partners' deficit at
  December 31, 1996                  $ (2,449)       $(242,488)    $(244,937)

Net loss for the nine months
  ended September 30, 1997               (245)         (24,299)      (24,544)

Partners' deficit at
  September 30, 1997                 $ (2,694)       $(266,787)    $(269,481)

Partners' deficit at
  December 31, 1997                  $ (2,775)       $(274,719)    $(277,494)

Distributions                              --              (27)          (27)

Net loss for the nine months
  ended September 30, 1998               (249)         (24,672)      (24,921)

Partners' deficit at
  September 30, 1998                 $ (3,024)       $(299,418)    $(302,442)

          See Accompanying Notes to Consolidated Financial Statements


d)
                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                (in thousands)


                                                             Nine Months Ended
                                                               September 30,
                                                              1998      1997
Cash flows from operating activities:
Net loss                                                    $(24,921) $(24,544)
Adjustments to reconcile net loss to net
  cash provided by operating activities:
   Depreciation and amortization                               4,118     4,039
   Gain on sale of property                                     (523)       --
   Loss on disposal of property                                   28        --
   Change in accounts:
      Receivables and deposits                                  (706)     (300)
      Other assets                                                35      (111)
      Accounts payable                                           (65)     (550)
      Tenant security deposit liabilities                         (9)       (5)
      Accrued property taxes                                     778       586
      Other liabilities                                          (49)       74
      Accrued interest on Master Loan                         23,568    23,238

          Net cash provided by operating activities            2,254     2,427

Cash flows from investing activities:
  Property improvements and replacements                      (1,328)   (1,615)
  Lease commissions paid                                         (54)     (136)
  Net withdrawals from restricted escrows                        238       906
  Proceeds from sale of investment property                    2,179        --
  Distributions from investments in limited partnerships          --       336

          Net cash provided by (used in)
             investing activities                              1,035      (509)

Cash flows from financing activities:
  Principal payments on Master Loan                           (2,481)   (2,031)
  Principal payments on notes payable                           (207)     (194)
  Distributions to partners                                      (27)       --

          Net cash used in financing activities               (2,715)   (2,225)

Net increase (decrease) in cash and cash equivalents             574      (307)

Cash and cash equivalents at beginning of period               1,439     1,961
Cash and cash equivalents at end of period                  $  2,013  $  1,654

Supplemental disclosure of cash flow information:
  Cash paid for interest                                    $  4,990  $  2,635

          See Accompanying Notes to Consolidated Financial Statements


e)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1998, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1998.

Certain reclassifications have been made to the 1997 information to conform to the 1998 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

NOTE B - RELATED PARTY TRANSACTIONS

CCEP has no employees and is dependent on the General Partner and its affiliates for the management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the nine month periods ended September 30, 1998 and 1997. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. The following amounts were paid or accrued to the General Partner and affiliates:


                                                   For the Nine Months Ended
                                                         September 30,
                                                      1998          1997
                                                          (in thousands)

Property management fees                             $805          $771
Investment advisory fees                              131           136
Reimbursement for services of affiliates
  (included in general and administrative
  and operating expenses and other assets) (1)        274           424

(1) Included in "Reimbursement for services of affiliates" for 1998 and 1997 is approximately $28,000 and $54,000, respectively, in reimbursements for construction oversight costs and approximately $16,000 and $109,000 respectively, of lease commissions.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement (the "Master Loan"), which is described more fully in the 1997 Annual Report. Approximately $3,789,000 in interest payments were made during the nine month period ended September 30, 1998. No advances were received under the Master Loan during the nine months ended September 30, 1998. Principal payments of approximately $2,481,000 were made on the Master Loan during the nine months ended September 30, 1998.

For the period January 1, 1997 to August 31, 1997, CCEP insured its properties under a master policy through an agency affiliated with the General Partner with an insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner which receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at September 30, 1998, and December 31, 1997, are approximately $310,870,000 and $289,783,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the nine month periods ended September 30, 1998 and 1997, were 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from the sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the nine months ended September 30, 1998, CCEP paid approximately $2,481,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $79,000. Approximately $296,000 was due to an "Excess Cash Flow" payment paid to CCIP as stipulated by the Master Loan.

Approximately $2,106,000 received was due to the sale of Northlake Quadrangle. Such proceeds are required to be transferred to CCIP as per the Master Loan Agreement, as mentioned above.

NOTE D - GAIN ON SALE OF PROPERTY

On April 16, 1998, CCEP sold Northlake Quadrangle to an unrelated third party for a contract price of $2,325,000. The Partnership received net proceeds of approximately $2,106,000 after payment of closing costs. The proceeds were remitted to CCIP to pay down the Master Loan, as required by the Master Loan Agreement.